Exhibit 2

[ARBOR REALTY TRUST, INC. LETTERHEAD]

November 26, 2007

VIA OVERNIGHT MAIL AND FACSIMILE
Mr. Kenneth J. Witkin
Chief Executive Officer
CBRE Realty Finance, Inc.
185 Asylum Street, 31st Floor
Hartford, CT  06103

Dear Ken:

As I indicated on our call last Friday, we would be filing our Schedule 13D and, at this point, I would like to request a meeting with management, and any directors of CBRE that would like to attend, in order to discuss the merits of our proposal.  As previously discussed, we believe our proposal represents a unique and compelling opportunity to advance the best interests of the shareholders, employees and customers of both Arbor and CBRE.  In particular, we believe that the proposed business combination is the optimal way for CBRE's shareholders to realize substantial value from their investment.

As you know, we currently own 9.4% of the outstanding shares of CBRE's common stock.  Therefore, we are also requesting that CBRE's Board of Directors provide Arbor with a waiver to exceed the 9.8% ownership limit contained in CBRE's charter.  Please note that Arbor's ownership of CBRE's common stock will not cause CBRE to violate the "five-or-fewer" test for REITs under federal income tax law because Arbor is qualified as a REIT and satisfies this test.

We would appreciate your prompt response to this important opportunity for your shareholders.  Please contact me at (516) 832-7402 to arrange the requested meeting.

Sincerely,

/s/ Ivan Kaufman
Ivan Kaufman
Chief Executive Officer
Arbor Realty Trust, Inc.